Contact

www.linkedin.com/in/biowalk
(LinkedIn)

Top Skills

Biotechnology
Lifesciences
Commercialization

Languages

Spanish (Professional Working)

Honors-Awards

Start-Up Stand Out Award
Whitaker Biomedical Engineering and NSF Fellowships

Patents

Systems, apparatuses, and methods for providing non-transcranial electrotherapy

Christian Walker

CEO at Solaxa
Bethesda, Maryland, United States

Summary

Innovative, senior-management executive with 20 plus years of experience in life sciences and regenerative medicine start-ups to publicly traded companies. Creative, self-driven, multi-faceted professional, able to articulate and implement vision from business plan to obtaining funding to successful implementation and exit. Proven track record of raising money and non-dilutive financing, including grant writing, angel investments, venture capital and IPO. Talent management and scientific expertise from bench and translational studies to FDA regulated human phase I/II/II clinical trials of stem cells and HIPAA compliant devices. Real-world experience taking products from development through regulatory approval to successful market launch and revenue generation.

Experience

Solaxa Inc.

CEO & Founder
November 2019 - Present (3 years 7 months)
Bethesda, MD

Solaxa is repurposing FDA approved drugs and biologics to improve the early and accurate identification and treatment of recoverable nerve injury. Responsible for ideation, licensing, authoring grants, establishing strategic partners, recruiting team, and forming company and leading fundraising efforts. Established first product development effort leading to ongoing feasibility study.

Neuraptive Therapeutics

Business & Translational Development
October 2019 - June 2022 (2 years 9 months)
Bethesda, Maryland, United States

Create and implement business strategies to support commercialization of Neuraptive's lead product NTX-001, which uses PEG-fusion to transform peripheral nerve repair. Responsible for translating promising peripheral nerve technologies into marketable products ready for clinical trial.

AxoGen, Inc.

Regenerative Medicine Commercialization

April 2018 - September 2019 (1 year 6 months)

Washington D.C. Metro Area

Returned to AxoGen after managing and achieving primary endpoint for first in-human peripheral nerve-scaffold and autologous stem cell Phase I clinical trial at Walter Reed. Conducted in depth competitive threat analysis and future product roadmaps including IP strategy and business development efforts.

The Henry M. Jackson Foundation for the Advancement of Military Medicine

Director, Peripheral Nerve Institute

August 2015 - April 2018 (2 years 9 months)

Walter Reed National Military Medical Center

Responsible for design, implementation and execution of regenerative medicine human clinical trials consisting of medical devices, biologics, and combination products according to GCP, ICH and CFR principles at Walter Reed. Directed both translational and basic research at Uniformed Services University. Oversaw $7.5M in DoD funded research and managed staff of 10. Clinical focus was on traumatic injuries using innovative regenerative medicine products for nerve, skin and muscle repair. Laboratory and animal studies focused on heterotopic ossification and novel methods to induce pluripotency based upon observation of stem cell expansion in excised tissue from wounded service members.

AxoGen, Inc.

Business Development

June 2012 - August 2015 (3 years 3 months)

Re-started new product development efforts, leading to two new commercial product launches. Authored multiple DoD grants which were awarded over $4.5M in funding in partnership with Brigham & Women’s Hospital and Walter Reed. Negotiated and executed intellectual property licenses with technology transfer offices at top academic institutions.

Journal of Commercial Biotechnology

Associate Editor

March 2012 - August 2015 (3 years 6 months)

The Journal of Commercial Biotechnology, in print since 1994, is the definitive international quarterly publication for bioscience business professionals. The Journal is designed specifically for those professionals who need to enhance

their knowledge of biotechnology business strategy and management, improve and advance their product development or want to keep up-to-date with current issues and industry trends.

Johns Hopkins Medicine
Director, Military & Veterans Health Institute
August 2011 - June 2012 (11 months)
Baltimore, Maryland Area

Launched new military-focused institute at Johns Hopkins to build support, develop infrastructure for groundwork and bring start-up mentality to MVHI. Supported business development and authored military funding requests leading to over $15M in funded awards including AFIRM II. Focused on cross-enterprise collaboration to leverage Johns Hopkins expertise into military-focused healthcare solutions. Successful application to Invest Maryland VC Fund.

Tunnell Government Services
Principal, Regenerative Medicine Commercialization
October 2010 - July 2011 (10 months)

Served as a Portfolio Manager to the Armed Forces Institute of Regenerative Medicine (AFIRM) and Clinical and Rehabilitative Medicine Research Program at Fort Detrick. Provided strategic guidance for and managed the commercialization of approximately $200 million dollars in active R&D and clinical expenditures for programs throughout the DoD, including CDMRP and TATRC. Focus was on down-selection of products that lacked solid commercialization pathway and multi-tiered support for those that did, leading to multiple product launches.

Telcare Inc.
EVP of Operations
March 2009 - June 2010 (1 year 4 months)

As first employee, helped launched medical device start-up, leading to sale of first FDA cleared cellular-embedded wireless glucose meter to increase testing compliance. When paired with HIPAA compliant patient and caregiver messaging, statistically significant reductions in HbA1c occurred. Coordinated and managed all business operations, developed and implemented successful intellectual property and regulatory strategies. Authored and implemented ISO:9001 Quality System. Telcare was acquired in 2016 by BioTel Care which was subsequently acquired by Phillips.

Toucan Capital
Principal
June 2007 - July 2009 (2 years 2 months)

Served as Principal of $140 million venture capital fund focused on early-stage investments in stem cells and regenerative medicine. Managed Toucan's investments in MedRelief Inc. and CELTHERA. Analyzed and managed Toucan's composition of matter stem cell portfolio of over 400 patents and created novel commercialization strategies. Served on Maryland Incubator Company of the Year Award Committee. Authored components of AFIRM I commercialization plan and participated in winning $75M proposal submission in collaboration with Wake Forest University.

MedRelief Inc.
CEO
January 2008 - April 2009 (1 year 4 months)

Appointed by Toucan Capital to turn around medical device start-up in portfolio. Company featured an unfocused, multi-product, multi-market approach; succeeded in refocusing business strategy on osteogenesis and stem cell differentiation using electric fields for osteoporosis. Restructured company, established new corporate entity and closed $6.5M in debt and equity financing. Responsible for multi-site domestic & international double-blind clinical trials, achieving statistically significant outcomes resulting in increased bone density.

Harvard Medical School
Outreach Manager
March 2003 - March 2004 (1 year 1 month)
Boston, MA

Liaised with public and local community to promote the mission and goals of the Immune Defense Institute, a globally recognized non-profit research institute focused on the treatment and management of immune disease. Raised funds to provide training and cutting-edge scientific laboratory equipment to support Boston Public School outreach programs. Designed innovative, award-winning, curriculum that was the adopted by participating instructors for classroom implementation. Directed internship program to train students for successful placements in Harvard Medical School laboratories.

Evacyte
CEO & Founder
January 2000 - February 2002 (2 years 2 months)

Austin, Texas Area

Raised $2M in seed, debt & Series A financing for an award-winning oncology-focused start-up company. Developed and executed a successful business plan and recruited senior management and staff. Licensed exclusive rights to patented research from the University of Texas at Austin. Negotiated and led sponsored research program to continue development and collaboration of the breakthrough Optical Stretcher technology, used to highly effective detect a progression of metastatic cancer. Managed and guided transformation from academic research to marketable product in 18 months. Evacyte ceased operation post 9/11.

New Mission High School
Teacher, Founder
1995 - 1999 (4 years)
Boston, MA

As a Boston Latin student teacher, authored and secured $3.5M of funding from the City of Boston to open a new pilot high school, targeting disadvantaged students. New Missions High School's objective is to empower students to become self-directed, life-long learners within a creative, challenging, and rigorous learning environment. The school is in its 27th year of operation. New Mission High has achieved a 98% graduation rate tied with Boston Latin compared to a 72% graduation rate for other Boston public schools.

Education

UMass Chan Medical School
MS, Biomedical Engineering & Biotechnology · (2003 - 2005)

University of Massachusetts at Amherst - Isenberg School of Management
MBA, Entrepreneurship · (2005 - 2007)

The University of Texas at Austin
MA, Cell and Molecular Biology · (1999 - 2002)

UMass Boston
MEd, Science Education · (1996 - 1998)

University of California, Santa Cruz

BA, Biology · (1989 - 1994)